



Nikola Mrvaljevic

Co-Founder & CEO at Strive Tech

Greater Seattle Area

Message ....

 **Strive Tech**

 **University of Washington**

⊡ **See contact info**

ᚼ **500+ connections**

Activity

554 followers

> Let's say you love sports, and let's say you love hardware and firmware development. And let's assume for a second that there is a job where you can use your engineering...

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34 Likes • 1 Comment

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Experience

Co-Founder & CEO
Strive Tech
Jun 2017 – Present · 1 yr 4 mos
Greater Seattle Area
Empowering Human Performance!

Fluke Corporation
7 yrs 3 mos

○ **Senior Product Innovation Manager**
Dec 2014 – Jun 2017 · 2 yrs 7 mos
Greater Seattle Area

- Product Manager for SaaS software within the IoT division.
- Analyze strategic markets for potential acquisition targets as part of the M&A process.
- Discover new growth opportunities in adjacent industries on a global scale by thoroughly analyzing customers and markets data, leading into product definition, developmen... See more

○ **Product Innovation Manager**
Jun 2012 – Dec 2014 · 2 yrs 7 mos
Greater Seattle Area

- Developing new products (hardware and software) utilizing:
* Quantitative and qualitative market/customer research tools
* Technology knowledge and customer's workflow and process understanding
* Technical background in hardware and software design/development... See more

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Bay Computer Associates

Design Engineer Intern
Bay Computer Associates
May 2009 – Sep 2009 · 5 mos
Cranston, Rhode Island
- Designed a motor controller for electric vehicles.



University of Rhode Island

Undergraduate/Graduate Researcher
University of Rhode Island
May 2006 – Sep 2009 · 3 yrs 5 mos
Kingston, Rhode Island
- Developed an algorithm and circuit for utilizing human muscle potential (EMG) to manipulate remote-controlled units.
- Designed and developed both EMG and ECG monitors for hospital environment.
- Designed a signal processing system for Brain-Computer Interface (EEG).... See more



AstroNova (formerly Astro-Med, Inc.)

Design Engineer Intern
AstroNova (formerly Astro-Med, Inc.)
Dec 2008 – Feb 2009 · 3 mos
Warwick, Rhode Island
- Worked on a power conversion circuit for printers in the Ruggedized Product Branch for both Boeing and Airbus airplanes.

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Education



University of Washington

University of Washington
Master of Business Administration (M.B.A.)
2013 – 2015



University of Washington

University of Washington
Certificate, Business Development
2010 – 2011



University of Rhode Island

University of Rhode Island
Master's Degree, Electrical Engineering
2008 – 2009
Activities and Societies: URI Assistive Technology Lab, Biomedical Engineering Society

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Skills & Endorsements

Product Development · 31



Endorsed by **7 of Nikola's colleagues at Fluke Corporation**



Endorsed by **6 people who know Product Development**

Management · 24



Endorsed by **5 of Nikola's colleagues at Fluke Corporation**

Product Management · 23



Endorsed by **John Martin and 1 other who is highly skilled at this**



Endorsed by **7 of Nikola's colleagues at Fluke Corporation**

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Recommendations

Received (1)   Given (2)

 **Ashwin Muralidharan**
Product Manager at Amazon
November 10, 2015, Nikola worked with Ashwin in the same group

Incredibly bright and personable is what comes to mind when I think about Nikola. I have had the pleasure of working with Nikola on strategy, and business development projects for Fluke. I have been particularly impressed with Nikola's ability to distill complex problems into meaningful customer insights and ultimately into new products driving growth for Fluke. Nikola is an incredibly passionate and cheerful personality, even in the most stressful situations he remains positive and confidant. Ultimately he is a pleasure to work with and I believe he would be an asset to any organization.

Accomplishments

4   Patents   ⌄
An electronic calibration and measurement device with digital checklist • Communicator with profiles • Profiles for streamlining calibration test • Wireless Transmitter Network Analysis Tool

3   Publications   ⌄
Comparison between Speaker Independent and Speaker Dependent Mode for Voice Recognition • Controlling of Electromechanical Devices by Use of Electromyogram • Microprocessor Based Algorithms for Controlling Electromyogram-Driven Devices

